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Direct Dial Number		E-mail Address
(202) 636-5580		Neesa.sood@stblaw.com

August 6, 2025
Via EDGAR
Aisha Adegbuyi
Tonya Aldave
Ben Phippen
Cara Lubit
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carlyle Private Equity Partners Fund, L.P.
Amendment No. 1 Registration Statement on Form 10-12G
Filed June 27, 2025
File No. 000-56746
Ladies and Gentlemen:
On behalf of Carlyle Private Equity Partners Fund, L.P. (the “Fund”), we are providing responses to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance on July 22, 2025 with respect to the Fund’s prior response letter sent to the SEC on June 27, 2025 and the above-referenced registration statement on Form 10, filed with the SEC on May 2, 2025, as amended on June 27, 2025 (the “Registration Statement”).
Together with this response, the Fund has filed Amendment No. 2 to the Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of Amendment No. 2 to the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined in blue and deletions are ~~struck in red~~.
Amendment No. 1 to Registration Statement on Form 10-12G
General
1.We note your response to prior comment 15. We also note your disclosure on page 189 that your “[g]eneral [p]artner has made an initial capital contribution of $1,000 in cash, in

Securities and Exchange Commission	August 6, 2025
exchange for 40 Class C Units.” You also state on page 175 that “[n]one of [y]our Classes of Units have voting power.” We also note that Section 4.4 of your Amended and Restated Limited Partnership Agreement filed as Exhibit 3.2 appears to indicate that in some situations your general partner “may also be a [s]hareholder.” Please disclose specifically whether Class C Units have voting power. If none of your units have voting rights, please revise your disclosure to explain how you will elect the board and how you will make other decisions that are typically made by the shareholders' vote. In addition, revise your risk factors section to address any related material risks and/or conflicts of interests that may arise.
Response: The Fund respectfully advises that under the Partnership Agreement, the General Partner has the exclusive right to appoint and remove members of the Board and take other actions without any consent or approval of Shareholders, including amendments to the Partnership Agreement and effecting significant corporate transactions.  None of the Fund’s Classes of Units (including, for clarity the Class C Units held by the General Partner) confer any voting power to Shareholders. Shareholders do not have the right to elect or remove the members of the Board or the General Partner, and accordingly none of the Fund’s Classes of Units are voting securities.  The Fund has revised the disclosure on page 10 under “Partnership Agreement” and the risk factor on page 58 to clarify the foregoing. The Fund also notes the disclosure in Amendment No. 1 that Shareholders are not entitled to vote for or nominate directors beginning on page 7 under “The Board”1 and on page 10 under “Partnership Agreement”2 and the risk factors on pages v and 58.
Item 1. Business
The Fund - Carlyle Private Equity Partners Fund, L.P., page 1
2.We note your revised disclosure in response to prior comment 3. In the discussion of your planned activities, please include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising
1 On page 7, the Fund discloses that “[e]ach director shall serve a term of three years, which is renewable by the General Partner in its sole discretion.” Further, the Fund discloses that “[t]he General Partner may appoint additional directors, including Independent Directors, to the Board from time to time… [and that t]he General Partner shall have the right to change or replace any Independent Director for cause (as defined in the Partnership Agreement) and any director other than an Independent Director with or without cause.”
2 On page 10, the Fund discloses that “[o]verall responsibility for oversight of the Fund rests with the General Partner, subject to certain oversight rights held by the Fund’s Board with respect to the periodic reports under the Exchange Act and certain situations involving conflicts of interest.” The disclosure further states that “[w]ithout limitation, and subject to the terms of the Fund’s Partnership Agreement, the General Partner is responsible for and authorized with the following, without approval of any Shareholder or other person:
•the management and operation of the Fund;
•any and all of the objectives and purposes of the Fund;
•to perform all acts and enter into and perform all contracts, other documents and tasks as it may deem necessary or advisable for the Fund;
•making Investments consistent with the purposes of the Fund;
•making all decisions concerning the investigation, evaluation, selection, negotiation, structuring, commitment to, monitoring, managing (including providing, or arranging for the provision of, management or managerial assistance to Portfolio Companies) and disposition of Investments, including in connection with any Other Carlyle Accounts alongside or in which the Fund participates;
•and directing the formulation of investment policies and strategies for the Fund” (emphasis added).

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additional funds, if applicable. We also note your revised disclosure refers to the “warehousing agreement.” In addition, clarify here if you have already entered into this agreement and if so, file it as an exhibit to the registration statement and describe its material terms here, or advise.
Response: The Fund respectfully advises that the material event or step required to pursue the Fund’s planned activities is to raise capital in the Private Offering. Only once the Fund raises capital from the Private Offering will the Fund be able to commence investment operations. The Fund notes that it entered into the Warehousing Agreement on August 4, 2025, a copy of which is filed as Exhibit 10.2 to Amendment No. 2. The Fund has revised the disclosure on page 1 as set forth below.
As of the date of this Registration Statement, we have not yet commenced investment operations and activities and, as a result, we currently do not hold any Investments and have not generated any revenues. Over the next twelve months, we intend to ~~commence~~acquire Investments using proceeds from the Private Offering ~~and begin investment operations. In addition, as described further below, an affiliate of Carlyle has acquired and will continue~~. Our ability to acquire ~~i~~Investments ~~with the expectation that approved investments will be transferred to the Fund. Further, it is expected that the Fund will agree to acquire, and such affiliate will agree to transfer, approved investments on the terms described in the Warehousing Agreement (as defined below) over time as the Fund~~is subject to our ability to raise~~s~~ capital in the Private Offering. In addition, on August 4, 2025, CPEP and the Investment Advisor, in its capacity as investment advisor of CPEP, entered into a Warehousing Agreement (the “Warehousing Agreement”) with CPEP Seed Investments, L.P. (the “Warehouse Entity”), an affiliate of Carlyle. In order to support the development of CPEP, the Warehouse Entity has, and will continue to, warehouse investments that have been approved by the General Partner, subject in each case to the Warehouse Entity’s approval at the time of acquisition (each, an “Approved Warehoused Investment”). The Warehouse Entity has agreed to subsequently, over time as CPEP raises capital, transfer to CPEP, and CPEP has agreed to acquire from the Warehouse Entity, such Approved Warehoused Investments, at a price as agreed to between the parties, subject to certain conditions, including that CPEP has sufficient capital to acquire such Approved Warehoused Investments. See “Item 1A. Risk Factors—Risks Related to Warehousing” for more information. See “—Investment Process” below for information regarding the Fund’s process for identifying, evaluating and monitoring investments.
3.You state that you expect to form one or more other collective investment vehicles or other arrangements for certain other investors to invest in the Fund. Please describe these plans in further detail, addressing the expected characteristics and purposes of such vehicles/arrangements (other than the Feeder) and such other investors. Please also discuss any impact these plans may have on the Fund’s ability to rely on Section 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”).
Response: The Fund notes that such other collective investment vehicles or other arrangements, including feeder funds, may be formed to accommodate certain investors and to facilitate their indirect participation in the Fund with respect to all or a portion of their investment. Investors in any such vehicles/arrangements are generally expected to invest indirectly in Class I Units of the Fund. Additionally, any subsequent sales made by the Fund to such feeder funds/arrangements will be offered in reliance on Section 3(c)(7) or other

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available exemptions or exclusions under the 1940 Act. The Fund has revised the disclosure on page 2 as set forth below.
In addition to the Fund, Carlyle expects to form one or more other collective investment vehicles or other arrangements ~~for certain other investors to invest in the Fund~~, including feeder funds, to accommodate certain investors and to facilitate their indirect participation in the Fund with respect to all or a portion of their investment. Investors in such other collective investment vehicles or other arrangements are generally expected to invest indirectly in Class I Units of the Fund. In particular, Carlyle has formed the Feeder for certain investors with particular tax characteristics, such as certain U.S. tax-exempt investors and certain non-U.S. investors. The ~~Fund anticipates forming one or more Lower Funds through which it expects to hold its Investments, directly or indirectly through one or more Intermediate Entities, as determined by the General Partner. The~~ Feeder intends to invest all or substantially all of its investable assets in one or more entities treated as a corporation for U.S. federal income tax purposes (a “Corporation”), which, in turn, intends to invest all or substantially all of its investable assets in Class A-I, Class E-I and Class I Units of the Fund. The ~~Fund, in turn~~Feeder will only be offered to prospective investors who are both (i) accredited investors (as defined in Regulation D under the 1933 Act) and (ii) qualified purchasers (as defined in the 1940 Act and the rules thereunder), and the Fund intends for any subsequent sales made by the Fund to future feeder funds or similar arrangements to be offered in reliance on Section 3(c)(7) of the 1940 Act or other available exemptions or exclusions under the 1940 Act.
4.You state that you anticipate forming one or more Lower Funds through which you expect to hold investments through one or more Intermediate Entities. Please provide further detail regarding the characteristics and purposes of such Lower Funds and Intermediate Entities and their expected relationship with the Fund.
Response: The Fund notes the disclosure in Amendment No. 1 on pages ii and 2 that Lower Funds may be formed to aggregate the holdings of the Fund, directly or indirectly through one or more Intermediate Entities, which are entities (including corporations) used to acquire, hold or dispose of any investment asset or otherwise facilitate the Fund’s investment activities, as determined by the General Partner. The Fund has revised the disclosure on page 2 as set forth below.
The Fund may form one or more vehicles used to aggregate the holdings of the Fund (any such vehicles, including any successor vehicles thereto, the “Lower Funds”), through which it would hold its Investments, directly or indirectly through one or more entities (including Corporations) used to acquire, hold or dispose of any investment asset or otherwise facilitate the Fund’s investment activities (each, an “Intermediate Entity”), as determined by the General Partner. The Fund may invest (either directly or through one or more Intermediate Entities) all or substantially all of its investable assets in the Lower Funds.
5.On page 2, you state that you may form one or more Parallel Funds to invest alongside the Fund. Please provide further detail regarding the characteristics and purposes of such Parallel Funds and their expected relationship with the Fund.
Response: The Fund notes the disclosure in Amendment No. 1 on page ii that Parallel Funds refer to one or more parallel investment vehicles established by, or at the direction of, Carlyle to facilitate investment by certain investors, including to accommodate legal, tax, regulatory, compliance, or certain other operational requirements, but excluding CPEP Lux. Any such

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Parallel Funds are generally expected to invest in, or dispose of, Investments alongside the Fund on a pro rata basis (with respect to investments, based upon available capital and/or any other factor determined by the General Partner) and on substantially the same terms as the Fund (including by means of investing in the Lower Funds), unless the General Partner determines in good faith that a different allocation or terms are reasonably necessary for legal, tax, regulatory, or certain other operational requirements. The Fund supplementally informs the Staff that no Parallel Funds are currently contemplated and has revised the disclosure on page 2 as set forth below.
Carlyle may also form one or more parallel investment vehicles to facilitate investment by certain investors, including to accommodate legal, tax, regulatory, compliance, or certain other operational requirements (any such vehicles, but excluding CPEP Lux, the “Parallel Funds”). Any such Parallel Funds are generally expected to invest in, or dispose of, Investments alongside the Fund~~.~~ on a pro rata basis (with respect to investments, based upon available capital and/or any other factor determined by the General Partner) and on substantially the same terms as the Fund (including by means of investing in the Lower Funds), unless the General Partner determines in good faith that a different allocation or terms are reasonably necessary for legal, tax, regulatory, or certain other operational requirements.
Redemption Program, page 14
6.Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.
Response: The Fund acknowledges the Staff’s comment and respectfully notes that it has determined to operate a redemption program subject to the terms and conditions of the Partnership Agreement (i.e., the Fund’s governing instrument) in accordance with Rule 13e-4(h)(1) under the U.S. Securities and Exchange Act (the “Exchange Act”).3 As discussed further below, it is the Fund’s view that the redemption program is not a tender offer pursuant to the factors identified in Wellman v. Dickinson (“Wellman”),4 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules, and is therefore not subject to the provisions of Rule 13e-4 or Regulation 14E promulgated under the Exchange Act, as discussed below.
(A)The Redemption Program is Not a Tender Offer Pursuant to the Wellman Factors
The Wellman factors are (1) the active and widespread solicitation of public shareholders for the shares of an issuer; (2) the offer to purchase is made at a premium over the prevailing market price; (3) the solicitation is made for a substantial percentage of the issuer's stock; (4) the terms of the offer are firm rather than negotiable; (5) the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) the offer is open only for a limited period of time; (7) the offeree is subjected to pressure to
3 Rule 13e-4(h)(1) provides that the requirements of Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Partnership Agreement (i.e., the Fund’s governing instrument) provides the terms and conditions of the redemption program and controls any modifications thereof.
4 Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

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sell; and (8) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.
The Fund will not engage in an active or widespread solicitation for the redemption of its Units. The Redemption Program will be described in the Fund’s private placement memorandum (“PPM”), is included as Annex B to the Fund’s Partnership Agreement and any communications to Shareholders identifying changes to the Redemption Program will be communicated through supplements to the PPM, current or periodic reports filed by the Fund with the SEC, a press release and/or via the Fund’s website. Shareholders who desire to have all or a portion of their Units redeemed by the Fund will do so of their own volition and not at the behest, invitation or encouragement of the Fund or anyone acting on behalf of the Fund. The role of the Fund in effectuating redemptions under the Redemption Program will be solely ministerial and will merely facilitate the only practical means for full or partial exit by Shareholders from their investment in the Fund.
No premium will be paid over the prevailing market price by the Fund for any Units redeemed. The redemption price will be the most recent NAV for the Class of Units being redeemed. NAV will also be used for investors’ subscriptions and the NAV calculation process is described in detail in the PPM. There will be no established regular trading market for the Fund’s Units. The Redemption Program limits redemptions in any calendar quarter to 3% of the Fund’s Units outstanding (either by number of Units or aggregate NAV) as of the last business day of the immediately preceding calendar quarter. The Fund respectfully submits that the presence of such limitation means there is no reasonable likelihood that the Redemption Program will have the effect of the Fund redeeming a “substantial percentage” of its Units in any quarter.
The Fund’s Redemption Program is not contingent on a fixed number, or any number, of Units being redeemed. All Shareholders may choose to request the Fund to redeem none, all or a portion of their Units on a quarterly basis. The Redemption Program is generally expected to be available on the same terms each quarter indefinitely. The Fund will not encourage, invite, solicit or in any way pressure Shareholders to participate in the Redemption Program and will not offer to redeem Units at a premium. In fact, within the first two years after purchase, Shareholders will be incentivized to not participate in the Redemption Program because of the Early Redemption Deduction.
Because the Redemption Program will have no set termination date, Shareholders will feel no pressure to make decisions regarding redeeming their Units to the Fund under the Redemption Program. The intent of the Fund’s Redemption Program is to provide the Fund’s Shareholders with ongoing opportunities for liquidity. The Fund notes for the Staff that the terms of the Redemption Program are consistent with a wide variety of similarly situated open-end private funds.
It is the Fund’s view that the Redemption Program is operated solely for the benefit of investors and the Fund has no interest in or incentive to encourage participation through coercion or any other method. In fact, it is in the Fund’s interest that investors maintain their investment and not participate in the Redemption Program.

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Accordingly, the Fund respectfully submits that the tender offer rules, including Rule 13e-4 and Regulation 14E, are not applicable to the Fund’s Redemption Program.
(B)Rule 13e-4 Does Not Apply Pursuant to Rule 13e-4(h)(1) Because the Redemption Program is Subject to the Terms and Conditions of the Fund’s Partnership Agreement
As described in part (A) above, the Fund’s Redemption Program is not a tender offer under the Wellman factors. In addition, Rule 13e-4(h)(1) provides that the tender offer rules under Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Fund’s Partnership Agreement provides the terms and conditions of the Redemption Program as a feature of its governing document and controls any modifications thereof.
By its plain terms Rule 13e-4(h)(1) embraces both purchases at the election of the issuer, i.e. “calls,” and also “redemptions.” A redemption is a purchase made pursuant to the terms of a contract, whether mandatory, at the option of the issuer or at the option of the holder, depending on the terms of the applicable redemption provision. If a “redemption” were read only to embrace a purchase at the election of the issuer, its inclusion in Rule 13e-4(h)(1) would be rendered a redundancy—a result that should be avoided.
The Fund’s Redemption Program governs the redemption of the Fund’s Units upon the request of the Shareholder and the Fund is not aware of any guidance with legal basis for why such a redemption would not be covered by Rule 13e-4(h)(1). Nor is the Fund aware of any definition of “repurchase” or “redemption” in the U.S. Securities Act of 1933 or the Exchange Act.5
(B)(1) Rule 13e-3(g)(4) Provides a Sound Rationale for a Broad Reading of the Term “Redemption”
In 1979, the SEC’s Adopting Release for Rule 13e-4 also included a concurrent adoption of Rule 13e-3 “[s]ince tender offers subject to Rule 13e-4 may also involve going private transactions[.]”6 Rule 13e-3(g)(4) is instructive in understanding the exemption in Rule 13e-4(h)(1) because it too addresses redemptions and calls. There, the carve out to Rule 13e-3’s requirements includes “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” We are aware of no SEC guidance rejecting the view that such redemptions cover any equity security redeemed by an issuer, irrespective of whether such redemption comes at the option of the issuer or the shareholder. We are also not aware of any legal basis to differentiate the treatment of the terms “call” and “redemption” in Rule 13e-4 from the terms “calls” and “redemptions” in Rule 13e-3.
5 Whereas, in contrast, the 1940 Act expressly defines “redeemable security” as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” See 15 U.S.C. § 80a-2(a)(32).
6 See Adopting Release Nos. 6108; 16112; 10842, 1979 SEC Lexis 863, at *2 (Aug. 16, 1979).

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(B)(2) The Fund’s Redemption Program Does Not Entail the Types of Purchases that Would Result in Abuses under Rule 13e-4
The tender offer rules were meant to apply to those transactions in which marketable securities are purchased at prices arbitrarily determined by the redeeming party that could then impact the market price of the issuer’s securities.7 The below are examples of relief from Rule 13e-4 granted by the Staff to issuers that gave a redemption right to the holder at the holder’s election and sought relief on the grounds that such redemption rights were carved out from the tender offer rules by Rule 13e-4(h)(1).
In Brock Exploration Corporation, the issuer maintained that repurchases pursuant to the limited partner’s “right to have his limited partnership interest purchased is the substantial equivalent of a call or redemption” under Rule 13e-4 and that each of Rules 13e-3, 13e-4 and Regulation 14D should be interpreted to exempt “redemptions, calls or similar purchases of a[n] [equity] security pursuant to specific provisions set forth in instrument(s) creating or governing that class of [equity] securities.”8 Ultimately, the Staff decided to issue no-action relief on the prudential basis that the repurchase arrangement did not trip the policy rationale for implementing the protections of Rule 13e-4. The Staff determined that while it was “not free from doubt” that the company’s purchases of interests presentable for repurchase by the issuer did not constitute a tender offer under Rule 13e-4, “[n]evertheless, since the terms and conditions of the [o]ffers are governed by the [a]greements, as described above, purchases of [i]nterests pursuant to the [o]ffers would not appear to result in any of the abuses Rule 13e-4 was designed to prevent.”9
The Staff continued this line of reasoning in Merrill Lynch Puerto Rico Tax Exempt Fund Inc.,10 providing no-action guidance to the applicant from Rule 13e-4. In its no-action letter, the Staff outlined the representations of the applicant’s redemption program including that (1) all common stock redemptions would be at a price equal to the NAV per share; (2) the board of directors had adopted a policy implementing the provisions of the redemption program as outlined in the issuer’s governing document on a monthly basis; (3) shareholders maintained the ability to revoke their redemption requests; (4) redemptions were available for all common stock; (5) all shareholders would receive instructions on how to redeem; and (6) redemptions were intended as a liquidity mechanism for shareholders.11 The Staff further required that no secondary market for the shares being repurchased develop and the issuer
7 See SEC No-Action Letter, Brock Exploration Corp., 1980 SEC No-Act. LEXIS 3468, at *14 (May 30, 1980); see also Adopting Release at *6 (“Section 13(e) of the [Exchange Act] empowers the Commission to define manipulative, deceptive and fraudulent acts and practices with respect to issuers’ repurchases of their own securities, whether by tender offer or otherwise, and to adopt means reasonably designed to prevent such acts and practices.”)
8 Id. at *7.
9 Id. at *8.
10 See SEC No-Action Letter, Merrill Lynch Puerto Tax-Exempt Fund, Inc., 1995 SEC No-Act. LEXIS 625 (Aug. 7, 1995).
11 Id. at *3.

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would maintain its policy of accepting redemption requests no less frequently than once per month.12
In Beverly Enterprises,13 the Staff applied similar reasoning to an issuer providing holders of liquid yield option notes (“LYONs”) the option to convert their securities into common stock pursuant to an option provision that was specified in the issuer’s governing documents. The Staff issued no-action relief on the basis that (1) the terms and conditions of the option provision were fixed; (2) the issuer remained subject to the Exchange Act; and (3) the issuer would not take steps to encourage or discourage exercise of the option provision. The Staff followed up with relief for a similar LYON repurchase provision under Rule 13e-4 in National Medical, citing similar factors in issuing its relief.14
Read together, the Staff has historically granted relief under 13e-4 for redemption options that provide predetermined terms and conditions and equal treatment of such redemption options for shareholders without any coercive action by the issuer. If a redemption program otherwise meets the requirements of 13e-4(h)(1), the Staff has been amenable to granting relief from the tender offer rules insofar as the redemption program avoids the “abuses” Rule 13e-4 was intended to address.
Here, there is no secondary market for the Fund’s Units and no secondary market is expected to develop. The terms of the Redemption Program are fully disclosed to investors and included in the Fund’s Partnership Agreement. No solicitation will be made to seek participation in the Redemption Program. Accordingly, the Fund believes the functioning of the Redemption Program “does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.”15 For the reasons described in part (A) above, we do not believe the Redemption Program is a tender offer under the Wellman factors. As such, the Fund believes its interpretation and application of 13e-4(h)(1) to the Redemption Program is consistent with the Staff’s prior guidance.
***
12 Id. at *4.
13 See SEC No-Action Letter, Beverly Enterprises, 1985 SEC No-Act. LEXIS 2793, at *6 (Nov. 6, 1985).
14 See Nat’l Med. Ents., Inc., 1986 SEC No-Act. LEXIS 1878, at *6 (Jan. 31, 1986).
15 Beverly Enterprises, at *15.

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Please feel free to contact me (202-636-5580 or neesa.sood@stblaw.com) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Neesa Patel Sood
Neesa Patel Sood

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Jordan Cross, Simpson Thacher & Bartlett LLP
William Golden, Simpson Thacher & Bartlett LLP
Anat Holtzman, Simpson Thacher & Bartlett LLP
David Lobe, The Carlyle Group Inc.